    FORM 3                                      OMB APPROVAL
    ------                                      -------------
                                                OMB Number: 3235-0104
                                                Expires: September 30, 1998
                                                Estimated Average burden hours
                                                per response ....0.5

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

 ---------------------------------------    ------------------------    --------------------------------------------------------
 1. Name and Address of Reporting Person*    2. Date of Event            4. Issuer Name and Ticker
                                                Requiring Statement         or Trading Symbol
                                                (Month/Day/Year)

    Warburg, Pincus Ventures, L.P.              June 30, 1997            Coventry Corporation,  CVTY
 ---------------------------------------    ------------------------    ----------------------------        ---------------------
   (Last)    (First)    (Middle)             3. IRS or Social Security  5. Relationship of Reporting        6. If Amendment,
                                                Number of Reporting        Person(s) to Issuer                    Date of Original
                                                Person (Voluntary)         (Check all applicable)              (Month/Day/Year)

                                                                           [ ] Director  [X] 10% Owner      7. Individual or Joint/
                                                                           [ ] Officer   [ ] Other (specify    Group Filing (Check
                                                                               (give         below)            Applicable Line)
                                                                                title                        ___Form Filed by One
                                                                                below)                          Reporting Person
                                                                                                             _X_Form Filed by More
 466 Lexington Avenue                                                                                           than One Reporting
----------------------------------                                                                              Person
         (Street)

  New York   New York  10017
-------------------------------------------------------------------- -------------------------------------------------------------
   (City)     (State)  (Zip)



                      Table I -- Non-Derivative Securities Beneficially Owned

 -------------------------------- -------------------------------- ---------------------- ----------------------------------------
 1.Title of Security              2. Amount of Securities           3. Ownership Form:      4. Nature of Indirect Beneficial
    (Instr. 4)                       Beneficially Owned                Direct (D) or           Ownership (Instr. 5)
                                     (Instr. 4)                        Indirect (I)
                                                                       (Instr. 5)
 -------------------------------- -------------------------------- ---------------------- ----------------------------------------


 -------------------------------- -------------------------------- ---------------------- ----------------------------------------

Reminder:  Report on a separate line for each class of securities
           beneficially owned directly or indirectly.                (Over)
           (Print or Type Responses)                           SEC 1473 (7-96)

*  If the form is filed by more than one reporting person, see
   Instruction 5(b)(v).


         Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-----------------------   ----------------------  ------------------------    --------------   ----------------    --------------
1. Title of Derivative    2. Date Exercisable     3. Title and Amount of       4. Conversion    5.  Ownership       6. Nature of
   Security (Instr. 4)       and Expiration Date     Securities Underlying        or Exercise       Form of            Indirect
                             (Month/Day/Year)        Derivative Security          of Price of       Derivative         Beneficial
                                                     (Instr. 4)                   Derivative        Security:          Ownership
                                                                                  Security          Direct (D)         (Instr.5)
                                                                                                    or Indirect (I)
                                                                                                    (Instr. 5)

                          ------------- --------- ------------------------

                           Date         Expiration    Title    Amount or
                           Exercisable  Date                   Number of
                                                                Shares
 ---------------------    ------------- --------- ------------------------    --------------   -----------------   --------------
 Convertible Exchangeable                June 30,
 Notes                                   2004
 ---------------------    ------------- --------- ------------------------    --------------   -----------------   --------------
        (exchange)           (1)                  Series A     3,600,000 (4)                         D(2)         By Warburg, Pincus
                                                  Preferred                                                       Ventures, L.P. and
                                                  Stock (if                                                       Voting Trust
                                                  approved
                                                  by Coventry's
                                                  shareholders)

 ---------------------    ------------- --------- ------------------------    --------------   -----------------   --------------
        (conversion)         June 30,             Common Stock 3,600,000 (4)    $10.00             D(2)           By Warburg, Pincus
                             1997(3)                                                                              Ventures, L.P. and
                                                                                                                  Voting Trust

 ---------------------    ------------- --------- ------------------------    --------------   -----------------   --------------
 Warrrants to Purchase       June 30,   June 30,  Common Stock 2,117,647 (5)    $10.625            D(2)           By Warburg, Pincus
 Common Stock                1997       2004                                                                      Ventures, L.P. and
                                                                                                                  Voting Trust
 ---------------------    ------------- --------- ------------------------    --------------   -----------------   --------------
 (6)
 ---------------------    ------------- --------- ------------------------    --------------   -----------------   --------------

 ---------------------    ------------- --------- ------------------------    --------------   -----------------   --------------

Explanation of Responses:

(1) The Convertible Exchangeable Note may be exchanged for Series A Preferred Stock at any time at the option of Coventry Corporation (the "Company"), provided, however, that the shareholders of the Company shall have approved and adopted the terms of the Series A Preferred Stock.

(2) At two separate closings which occurred on May 9, 1997 and June 30, 1997, respectively, Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), purchased 8.3% Convertible Exchangeable Senior Subordinated Notes of the Company (the "Notes") in the aggregate principal amount of $36,000,000 and Warrants ("Warrants") to purchase 2,117,647 shares of common stock of the Company, par value $.01 per share (the "Common Stock") (the Notes and the Warrants are referred to herein collectively as the "Securities"). Pursuant to a Voting Trust Agreement, dated April 15, 1997, among Patrick T. Hackett, Joel Ackerman and Jonathan
     S. Leff, as Trustees (collectively, the "Trustees"), and Ventures (the "Voting Trust"), Ventures vested the power to vote all of the shares of Common Stock and all of the shares of Series A Preferred Stock which Ventures may acquire upon conversion, exchange or exercise of the Securities irrevocably in the Voting Trust until April 15, 2007; provided, however, that Ventures may terminate the Voting Trust upon written notice to the Trustees if Ventures is deemed to own beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) less than ten percent (10%) of the then outstanding shares of Common Stock. By reason of the provisions of Rule 16a-1 of the Exchange Act, the Voting Trust and the Trustees may be deemed to be the beneficial owner of the Securities held by Ventures, although the Voting Trust and each of the Trustees disclaim beneficial ownership of such Securities. Additionally, the sole general partner of Ventures is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the managing partner of WP and he may be deemed to control it. E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), many of whose members are also general partners of WP, manages Ventures. WP has a 15% interest in the profits of Ventures as the general partner and also owns approximately 1.2% of the limited partnership interests in Ventures. By reason of the provisions of Rule 16a-1 of the Exchange Act, WP and EMW may be deemed to be the beneficial owner of the Securities held by Ventures, although both WP and EMW disclaim beneficial ownership of such Securities except to the extent of any indirect pecuniary interest therein.

(3) If the Convertible Exchangeable Note is not exchanged for Series A Preferred Stock, it may be converted into shares of Common Stock at any time at the option of the holder, Ventures.

(4) The number of shares of Series A Preferred Stock into which the Note may be exchanged and the number of shares of Common Stock into which the Note may be converted are both subject to standard anti-dilution provisions and subject to adjustment in the event that interest is paid in-kind on the Note.

(5) The number of shares of Common Stock for which the warrants are exercisable is subject to standard anti-dilution provisions.

(6) The Securities were issued pursuant to an Amended and Restated Securities Purchase Agreement, dated as of April 2, 1997, by and among the Company, Ventures and Franklin Capital Associates III L.P. (the "Purchase Agreement").

                             JOINT FILER INFORMATION



1.    Name:    Joel Ackerman (Trustee)
      Address: 466 Lexington Avenue
               New York, New York 10017

2.    Name:    Jonathan S. Leff (Trustee)
      Address: 466 Lexington Avenue
               New York, New York 10017

3.    Name:    Warburg, Pincus & Co. (General Partner)
      Address: 466 Lexington Avenue
               New York, New York 10017

4.    Name:    E.M. Warburg, Pincus & Co., LLC (Manager of WPV)
      Address: 466 Lexington Avenue
               New York, New York 10017

* Note that the third Trustee under the Voting Trust, Patrick T. Hackett, has reported separately on Form 4 in connection with the purchase of the Notes and the Warrants under the Purchase Agreement.








Designated Filer:   Warburg, Pincus Ventures, L.P.
Issuer  & Ticker Symbol:   Coventry Corporation (CVTY)
Period Covered By Form: June, 1997

            WARBURG, PINCUS VENTURES, L.P.
            By: Warburg, Pincus & Co., General Partner

            By:  /s/ Stephen Distler                       July 8, 1997
                 -------------------
                     Stephen Distler
                     Partner


            WARBURG, PINCUS & CO.

            By:  /s/ Stephen Distler                       July 8, 1997
                 -------------------
                     Stephen Distler
                     Partner


            E.M. WARBURG, PINCUS & CO., LLC

            By:  /s/ Stephen Distler                       July 8, 1997
                 -------------------
                     Stephen Distler
                     Member


            Trustee

            /s/ Joel Ackerman                              July 8, 1997
            -----------------
                Joel Ackerman



            Trustee

            /s/ Jonathan S. Leff                           July 8, 1997
            --------------------
                Jonathan S. Leff



SEC 1473 (7-96)